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                               July 26, 2023

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1001 Bolling Avenue, 406
       Norfolk, VA 23508

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed July 24, 2023
                                                            File No. 024-12221

       Dear Alan Beal:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form 1-A

       The Offering, page 13

   1. We note your disclosure that "when the Company's initial Regulation A offering has been closed and the total
number of shares are finalized, updated information related to the number of Shares will
be made available for investors to review." Please file a pre-
                                                        qualification amendment
to this offering statement confirming that you have terminated the initial regulation
A offering. In addition, please revise to reflect the shares of Class C
                                                        Common Stock
outstanding as of the most recent practicable date, including the final amount of shares sold
in the initial offering. Please make corresponding changes on page
                                                        53.
 Alan Beal
FirstName  LastNameAlan Beal Inc.
Armed Forces  Brewing Company,
Comapany
July       NameArmed Forces Brewing Company, Inc.
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
       You may contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Kendall A. Almerico